KPMG LLP

Chartered Accountants

Telephone

(403) 691-8000

2700-205 5th Avenue SW

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(403) 691-8008

Calgary AB  T2P 4B9

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Exhibit 99.10

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Enterra Energy Corp.,

as Administrator of Enterra Energy Trust

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated March 31, 2008 on the consolidated balance sheets of Enterra Energy Trust ("the Trust") as at December 31, 2007 and 2006 and the consolidated statements of loss and comprehensive loss, deficit and cash flow for each of the years then ended;

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our Report of Independent Registered Public Accounting Firm dated March 31, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007;

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our auditors’ report dated March 31, 2008 on the supplemental note to the consolidated financial statements entitled “Differences between Canadian and United States Generally Accepted Accounting Principles”; and

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our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 31, 2008 each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2007.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-113609 and No. 333-115318) on Form F-3 and in the Registration Statement (No. 333-120996) on Form S-8 of the Trust.

We also consent to the reference to our firm under the heading “Interest of Experts” in the Registration Statements on Form F-3 (No. 333-113609 and No. 333-115318).

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 31, 2008

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association